Brilliant Sun Industry Co.
                      2503 W. Gardner Court
                         Tampa, FL 33611
                         (813) 835-4044



December 29, 1999


The Securities and Exchange Commission
450 5th Street North West
Washington, D.C.  20549

To Whom It May Concern:

Brilliant Sun Industry Co.  is hereby withdrawing the Form 10-SB filed on June
18, 1999.  the file number is            .

Should you have any questions, please call our President Michael t. Williams at
(813) 831-9348.

Sincerely,


/s/
Michael T. Williams